EXHIBIT 20




FOR IMMEDIATE RELEASE
Contact:  Cathy Sedlik
302-2255
World Wide Web Address:  http://www.edisonx.com



Edison International Adopts Shareholder Rights Agreement

      ROSEMEAD, Calif., Nov. 21, 1996 - Edison International today announced the adoption of a Shareholder Rights Agreement. One preferred share purchase Right will be distributed as a dividend on each outstanding share of Edison International common stock. The dividend distribution will be made on Dec. 3, 1996 to shareholders of record at the close of business on that day.

      The Rights will be exercisable only if a person or group acquires more than 20% of Edison's common stock, or announces a tender offer that would result in the ownership of more than that percentage, without the approval of Edison's Board of Directors.

      John E. Bryson, chairman of the board and chief executive officer of Edison International said, "This is a time of dramatic restructuring and repositioning in the electric utility industry across the United States, and particularly in California. The Rights Agreement is a responsible and accepted tool for protecting shareholders' interests as Edison pursues long-term business strategies to enhance shareholder value in the new competitive industry."

      The Rights Agreement is not being adopted in response to any acquisition or merger proposal. However, in the event of an acquisition or merger proposal, the Rights Agreement will ensure that all Edison shareholders receive fair and equal treatment and are protected against partial tender offers and other tactics to gain control of Edison without paying all shareholders a control premium. The Rights Agreement will not prevent an acquisition or merger, but should encourage anyone seeking to acquire or merge with Edison to negotiate with its Board of Directors.

      The Rights will expire on Nov. 21, 2006. The Rights distribution is not taxable to shareholders.


(Note to Editors:  Please see attached fact sheet for additional information.)
# # #


  Edison International, based in Rosemead, CA, is the parent company of
    Southern California Edison, Edison Mission Energy, Edison Capital,
     Edison Source, Edison EV (Electric Vehicles), and Edison Select.

    F A C T    S H E E T


Edison International Preferred Share Purchase Rights


      Initially, the Rights are not exercisable and are not detachable from Edison's common stock. No certificates representing the Rights will be issued unless and until the Rights become exercisable.

      If the Rights become exercisable, each Right will entitle its holder (other than a person or group who acquired more than 20% of Edison's outstanding common stock) to purchase a number of one-thousandths of a share of Edison's new Series A Junior Participating Cumulative Preferred Stock. Each one-thousandth of a share of Series A preferred stock is designed to have voting and economic rights equivalent to one share of Edison common stock.

      If a person or group acquires more than 20% of Edison's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, for the Right's exercise price of $55.00, the number of one-thousandths of a share of Series A preferred stock equivalent to the number of shares of Edison common stock which at the time have a market value of twice the exercise price. In addition, if Edison International is acquired in a merger or other business combination transaction after a person or group has acquired more than 20% of Edison's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, for the exercise price, a number of the acquiring company's common shares having a market value of twice the exercise price.

      Following the acquisition by a person or group of more than 20% of Edison's common stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or members of such group) in whole or in part, at an exchange ratio of one share of Edison common stock (or one-thousandth of a share of Series A preferred stock) per Right.

      Prior to the acquisition by a person or group of more than 20% of Edison's common stock, the Rights are redeemable at the option of the Board of Directors.

# # #
<page 2>